Exhibit 21.01

In accordance with SEC rules, the following is a list of IDT Corporation’s (IDT) subsidiaries as of July 31, 2023, other than those subsidiaries, considered in the aggregate as a single subsidiary, that would not constitute a “significant subsidiary” as of July 31, 2023.

This list of subsidiaries will change from year-to-year as a result of changes in IDT and its subsidiaries’ results of operations and financial condition, legal entity consolidations and any sales and other dispositions of IDT’s subsidiaries. Accordingly, this list is not representative of the total number of subsidiaries that IDT may have at any given time.

Domestic Subsidiaries

IDT America, Corp. (NJ)	IDT Payment Services, Inc*. (DE)
IDT Domestic Telecom, Inc. (DE)	IDT Telecom, Inc. (DE)
IDT Domestic-Union, LLC (DE)	Net2Phone, Inc. (DE)
IDT Financial Services, LLC (DE)	Net2Phone Global Services, LLC (DE)
IDT International Telecom, Inc. (DE)	National Retail Solutions, Inc. (DE)
IDT Payment Services of New York, LLC (DE)

*IDT Payment Services, Inc. has d/b/a - Boss Revolutions Money Transfers and Boss Money

Foreign Subsidiaries

Name	Country
IDT Corporation de Argentina S.A.	Argentina
IDT Telecom Canada Corp.	Canada
Versature Communications Corp.*	Canada
IDT Germany GmbH	Germany
IDT Financial Services Limited	Gibraltar
IDT Telecom Asia Pacific Limited	Hong Kong
Elmion Netherlands B.V.	Netherlands
IDT Dutch Holdings B.V.	Netherlands
IDT Spain S.L.	Spain
IDT Global Limited	United Kingdom
IDT Retail Europe Limited	United Kingdom

*Versature Communications Corp. has registered Net2Phone Canada as a Trade Name